ev Transportation Services, Inc.

August 9, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ev Transportation Services, Inc.
Withdrawal of Registration Statement on Form S-1
File No. 333-267476

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), ev Transportation Services, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form S-1 (File No. 333-267476) as filed on September 16, 2022 and all exhibits and other documents associated therewith (the “Registration Statement”).

The Registrant is hereby requesting such withdrawal due to adverse market conditions for smaller companies.

The Registrant hereby confirms that the Registration Statement has not been declared effective and no securities have been sold in connection with the offering contemplated by the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Registrant receives notice from the Commission that this application will not be granted.

The Registrant respectfully requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

If you have any questions or comments regarding this request for withdrawal, please contact the Registrant’s counsel, Edwin Miller of Sullivan & Worcester LLP in Boston at 781-898-8174 or emiller@sullivanlaw.com.

Sincerely,

/s/ James Sabitus
James Sabitus
Chief Financial Officer